CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
July 2, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 16, 2009
And Documents Incorporated by Reference
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 11, 2009
File No. 000-24525
Dear Mr. Spirgel:
          On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 5, 2009 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”) and Form 10-Q (the “10-Q”) as well as the Company’s definitive proxy statement, filed April 21, 2009 (the “2009 Proxy”), incorporated by reference into the 10-K. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the Year Ended December 31, 2008
Critical Accounting Policies and Estimates, page 51

Mr. Larry Spirgel

1.	Refer to your response to comment six and the disclosures on page 24 of the Form 10-Q for the quarter ended March 31, 2009. Please ensure that there is consistency between the reporting units identified as failing step 1 and the disclosure of goodwill by reporting unit. For example, Reporting Unit A should be disclosed as Market E.
          RESPONSE: In future filings we will identify reporting units that have been subjected to a Step 2 test consistently with the market designations set forth in the table of our goodwill balances. For example, we have attached as Exhibit A a revised version of the table from page 23 of the 10-Q setting forth the results of our Step 2 test and the calculated impairment charge using the market designations from the table of goodwill balances from page 23 in the 10-Q.
2.	We note from your disclosures in your response to comment six and on page 24 of the Form 10-Q that for purposes of Step 2 you include reporting units that their fair value exceed their carrying value but because of subjectivities and sensitivities of the calculations you believe these reporting units should be subjected to Step 2. Tell us why you believe that the elective application of the second step of the impairment test is in accordance with SFAS 142. It would appear to us that this policy will allow you to selectively record goodwill impairment charges rather than recording them in accordance with the model prescribed by SFAS 142.
          RESPONSE: We believe we have complied with the impairment guidance in SFAS 142, in all material respects. Considering the potential impact of subtle changes in significant assumptions in the impairment model and the inherent judgments and estimates in this area, management thought it was prudent to perform a sensitivity analysis on markets that passed the Step 1 impairment test with minimal cushion. Based upon the sensitivity analysis performed, we identified four markets that passed Step 1 with minimal cushion and we proceeded to perform a Step 2 impairment test for these markets. As a result of the Step 2 impairment test, impairment charges were recorded for two of the four markets: a $500,000 impairment charge for one market and a $1 million impairment charge for the other market. We respectfully note the Staff’s comment and we will be cautious when considering sensitivity analyses in future periods.
3.	Revise to state, if true, that each of your markets represents a unit of accounting for purposes of testing your licenses for impairment.
          RESPONSE: In future filings, we will state that each of our markets represents a unit of accounting for purposes of testing our licenses for impairment. For example, under the heading “FCC Licenses” on page 25 of the 10-Q, we would include disclosure such as the following: “As part of our overall planning associated with the indefinite lived intangibles test, we determined that our markets are the appropriate unit of accounting for our broadcast license impairment testing.” (emphasis indicates clarified disclosure)
4.	We note that your statement that “consistent with EITF 02-7 you have combined the broadcast licenses in each accounting unit into a single unit for impairment testing purposes. However, your disclosures about the valuation of the licenses imply that you value each unit of accounting separately. Please clarify.

Mr. Larry Spirgel

          RESPONSE: We are organized into metropolitan market clusters whereby each market contains multiple radio stations within a given geographical area and each radio station has a broadcast license assigned specifically to that radio station. However, consistent with EITF 02-07, for purposes of our broadcast license impairment testing we consolidate all of the broadcast licenses in a particular market cluster into a single accounting unit and then perform a valuation of the licenses at the market level. In future filings, we will clarify this disclosure. For example, under the heading “FCC Licenses” on page 25 of the 10-Q, we would include disclosure such as the following: “Consistent with EITF 02-07, we have combined all of the broadcast licenses within a single market cluster into a single unit of accounting for impairment testing purposes.” (emphasis indicates clarified disclosure).
5.	We note your response to prior comment seven. Please address the following:
•	Please disclose the carrying value of the licenses for each unit of accounting.

•	Describe quantitatively and qualitatively in more detail the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•	We note that from Note 1 on page six of the Form 10-Q for the quarterly period ended March 31, 2009 that you expect a decline in your 2009 revenue. Tell us how you considered this decline and the general current economic environment in your impairment tests and how it affected the assumptions utilized in your testing.

•	Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.
          RESPONSE: In response to each of the five bullet points listed above:
          Bullet Point 1: Please see Exhibit B for a table setting forth the carrying value of the licenses for each unit of accounting.
          Bullet Point 2: We respectfully submit that we have disclosed all significant estimates and assumptions regarding our impairment analysis of our FCC broadcast licenses and request that the staff refer to page 25 in our March 31, 2009 quarterly filing on Form 10-Q for further review.
          Bullet Point 3: We carefully considered the impact of the current capital market and overall economic crisis in our 2008 impairment model, which included our 2009 full year

Mr. Larry Spirgel

forecast as the starting point for our future discounted cash flows. Specifically, we reduced forecasted revenues, cash flows and Adjusted EBITDA in our 2009 forecast as compared to 2008. Towards the end of the first quarter of 2009 we then updated our 2009 forecast based on the current economic conditions at that time and compared the updated forecast to what we utilized in our impairment testing at December 31, 2008. The modifications to the updated forecast were insignificant when compared to the forecast used in the December 31, 2008 impairment model. Additionally, the economic environment at the end of the first quarter was very similar to the one that existed at year end and as such, we determined any change in the economic conditions through the end of the first quarter of 2009 had an insignificant impact on the assumptions and estimates used in the updated forecast compared to those included in the impairment model at year end. We believe our approach is appropriate and reasonable given the short time horizon of only three months between December 31, 2008 and the end of the first quarter in 2009.
          Bullet Point 4: The Company performed the following sensitivity analyses to determine the impact of a 1% change in certain variables contained within the impairment model:

Assumption Change	Result
1% decline in revenue	approximately $99.0M increase in license impairment
1% decline in SOI	approximately $17.1M increase in license impairment
1% increase in discount rate	approximately $48.9M increase in license impairment
          The above sensitivity analysis will be incorporated into the disclosure regarding our approach used to test FCC broadcast licenses for impairment in our June 30, 2009 quarterly filing on Form 10-Q.
          Bullet Point 5: The following sensitivity analysis highlights our markets that were not impaired at December 31, 2008 and applies a hypothetical 10%, 15%, or 20% decrease in the fair value of our broadcast licenses:

				Adjusted Excess (Deficit) Based on
				Hypothetical % Decreases in Fair
	December 31, 2008			Value of Broadcast Licenses
Market ID	Carrying Value	Market Value	Excess/(Deficit)	10%	15%	20%

Market 1	$1,473,333	2,139,827	$666,494	$452,511	$345,520	$238,528
Market 3	1,810,969	2,532,261	721,292	468,066	341,453	214,839
Market 27	7,268,649	7,460,786	192,137	(553,942)	(926,981)	(1,300,020)
Market 33	5,578,997	6,705,218	1,126,221	455,699	120,438	(214,823)
Market 38	3,016,628	3,811,405	794,777	413,637	223,067	32,496
Market 44	3,343,140	5,117,679	1,774,539	1,262,771	1,006,887	751,003
Market 48	7,897,423	9,126,587	1,229,164	316,506	(139,824)	(596,153)
Market 55	$21,953,907	$35,872,186	$13,918,279	$10,331,060	$8,537,451	$6,743,842

Additional Hypothetical Impairment				$553,942	$1,066,805	$2,110,996
6.	We note that you took a significant license impairment charge in the fiscal year ended December 31, 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment

Mr. Larry Spirgel

charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the license impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.
          RESPONSE: We respectfully submit that our future operating results are not expected to be specifically impacted by the impairment charge taken in conjunction with our 2008 annual impairment testing; however, we do realize that such a significant charge could be viewed as a materially negative economic indicator of forecasted future performance with respect to cash flows, revenues, or other pertinent metrics. To that extent, management incorporated the potential long term impact of the current economic recession into both the forecast used to determine the impairment charge, as well as our forecasted 2009 business plan. We respectfully note that we discussed this in detail on page 16 of the 10-Q, under the heading “— Liquidity Considerations” and on page 22 of the 10-Q, under the heading “— Consideration of Recent Economic Developments.” We will continue to include in our MD&A disclosure regarding our expectations with respect to our future operating results and liquidity, including, if appropriate, that we expect that historical operating results will not necessarily be indicative of future operating results. We will also discuss the primary drivers that resulted in any license impairment charge. With regard to the December 31, 2008 impairment charge, the primary drivers were: (1) a significant increase in the discount rate used, (2) a substantial decline in the terminal or exit values assigned to the licenses, (3) a substantial decrease in projected future cash flows, and (4) a 12.7% decrease in 2009 revenues year over year followed by a 2.6% increase in revenues commencing with the year ended 2010 and the remaining out years.
          In addition, the following disclosure will be included in our Form 10-Q regarding the primary drivers used in our impairment analysis:
          “In connection with the impairment charge we took at December 31, 2008 we identified the following variables as the primary drivers used in our assumptions which lead to our impairment of goodwill and broadcast licenses: (1) a significant decrease in the discount rate used, (2) and a substantial decline in the terminal exit values assigned to the licenses, (3) a substantial decrease in projected future cash flows, and (4) a 12.7% decrease in 2009 revenues year over year followed by a 2.6% increase in revenues commencing with the year ended 2010 and the remaining out years.
          Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill and broadcast licenses impairment testing for the year ended December 31, 2008, will prove to be accurate predictions of our future performance. If our assumptions regarding forecasted revenue or revenue growth rates of a portion or all of our markets are not achieved, we may be required to record additional goodwill and/or business license impairment charges in future periods, whether in connection with our next annual impairment testing in the

Mr. Larry Spirgel

fourth quarter of 2009 or prior, should any changes to our operations or industry constitute a triggering event prior to the fourth quarter of 2009 when we conduct our annual goodwill and business license impairment analysis and testing. It is not possible at this time to determine the magnitude of any such future impairment charge or whether such charge would be material.”
Item 9A. Controls and Procedures, page 55
7.	We note your response to prior comment eight and your disclosures. Considering how you “did not maintain a sufficient complement of personnel with financial accounting expertise...” tell us how you determined that this material weakness was limited to the mark-to-market area. Also tell us how you concluded that there was no material weakness in your risk assessment or monitoring components of your Internal Controls over Financial Reporting. In addition please disclose the impact of the material weakness in your financial statements line items and related disclosures.
          RESPONSE: With regard to the material weakness disclosed in the 10-K, we have in place a specific control relating to our computation of the fair value of our derivatives. In connection with calculating the fair value of our interest rate swap option, the control failed operationally, resulting in a computational error of approximately $3.5 million that led to an audit adjustment to the consolidated financial statements for the quarter ended December 31, 2008 to correct an overstatement of the charge to interest expense and accrued liabilities. Therefore, we concluded a material weakness existed as of December 31, 2008 due to the audit adjustment related to the Company’s SFAS 157 mark-to-market adjustment on the Company’s interest rate swap instrument, in combination with other unremediated significant deficiencies. With respect to other components of our internal control over financial reporting, including risk assessment and monitoring, we evaluated all unremediated control deficiencies as of December 31, 2008, individually and in the aggregate. Based upon that evaluation, we determined that no other control deficiencies, individually or in the aggregate, rose to the level of a material weakness. Additionally, based upon other processes, procedures and controls that were operating effectively, we determined that the material weakness did not have any other impact on our financial statement line items and related disclosures.
8.	We note you disclose that “there were changes in our internal control over financial reporting that...” but these changes were not identified in your disclosures. Please disclose these changes were. Provide us with your proposed disclosures.

Mr. Larry Spirgel

          RESPONSE: With regard to the material weakness disclosed in the 10-K, we deemed the identification of the existence of the material weakness itself to be a change in our internal control environment, thus warranting disclosure. We made that disclosure in an effort to ensure full transparency to investors and to highlight the existence of the need for remediative actions, although no such actions had been implemented as of the period end. As we implement changes to remediate that material weakness, we will disclose such changes.
Definitive Proxy Statement filed April 21, 2009
Executive Compensation, page 11
Determining the Amount of Each Element, page 13
9.	Please revise your disclosure in future filings to explain the basis for the Compensation Committee’s determination of the base salary awarded to each named executive officer, including the Compensation Committee’s evaluation of such executive’s “responsibilities and individual performance,” as applicable. See Item 402(b)(2)(vii) of Regulation S-K.
          RESPONSE: In future filings we will explain the basis for the Compensation Committee’s determination of the base salary awarded to each named executive officer, including the Compensation Committee’s evaluation of such executives responsibilities and individual performance. For example, with regard to the Compensation Committee’s 2008 determinations of base salary to our named executive officers, we would include disclosure such as is set forth on Exhibit C under the heading “Determining the Amount of Each Element — Base Salary.”
10.	Please revise your disclosure in future filings to disclose the annual performance goals established by the Compensation Committee for the award of cash bonuses to each named executive officer. In addition if your annual incentive plan continues to have quantitative and discretionary elements to it, disclose whether the amounts paid were the result of accomplishment of the pre-established goals or the Committee’s discretion.
          RESPONSE: In future filings we will disclose any annual performance goals established by the Compensation Committee for the award of cash bonuses to each named executive officer, and we will continue to disclose whether any cash bonuses were the result of accomplishment of pre-established goals or the Compensation Committee’s discretion. For example, with regard to the Compensation Committee’s determinations of cash bonuses for performance in 2008 to our named executive officers, we would include disclosure such as is set forth on Exhibit C under the heading “Determining the Amount of Each Element — Annual incentive.”
11.	You provide a list of corporate and individual performance factors on pages 13-14 that the Compensation Committee considered in determining the size of the annual incentives and long-term incentives awarded to the named executive officers. In future filings please discuss more specifically how the Compensation Committee assessed each of the listed factors and determined to award the particular payout amounts to each named executive

Mr. Larry Spirgel

officer. For example, you indicate that your long-term incentive awards for 2008 were partially attributable to your performance relative to “several of [your] competitors.” In the future, you should identify such competitors. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.
          RESPONSE: In future filings we will provide additional detail as to how the Compensation Committee assessed each of the listed performance factors and determined to award particular payout amounts to each named executive officer. For example, with regard to the Compensation Committee’s determinations of annual bonus awards and long-term incentives to our named executive officers in 2008, we would include disclosure such as is set forth on Exhibit C under the heading “Determining the Amount of Each Element — Long-term incentives.”
Form 10-Q for the Quarterly Period Ended March 31, 2009
Goodwill, page 24
12.	We note you disclose in Note 1 that you have forecasted a reduction in revenues in 2009. Discuss how this decrease was considered in your projected revenue growth factor utilized in your impairment testing.
          RESPONSE: The forecasted decrease in 2009 revenues was appropriately considered in our December 31, 2008 goodwill impairment assessment since our 2009 business plan was the starting point for projected future cash flows.
13.	Tell how the decrease of market capitalization of 40% (disclosed on page 7) was factored into determination of whether or not an interim impairment test was performed.
          RESPONSE: In connection with the preparation of the March 31, 2009 interim financial statements, management considered whether there were any triggering events, including changes in the Company’s stock price, which might be an indicator of impairment. Based upon management’s evaluation, we concluded that there were no interim impairment triggers during the three-month period ended March 31, 2009, considering the relatively short time horizon (three months since date of last impairment analysis), the continued, significant volatility of the US capital markets, and no fundamental changes in our business during the first quarter of 2009.
* * * * *
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Larry Spirgel

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (404) 260-6628 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ J. P. Hannan
J. P. Hannan
Interim Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

EXHIBIT A
The results of our Step 2 test and the calculated impairment charge follows (dollars in thousands):

	Reporting Unit	Implied Goodwill	12-31-08 Goodwill
Market ID	Fair Value	Value	Carrying Value	Impairment

Market 7	$7,189	$3,827	$4,303	$476
Market 8	11,293	3,726	5,295	1,569
Market 17	5,640	3,447	2,450	—
Market 18	3,050	1,672	2,080	408
Market 26	5,425	2,860	2,068	—
Market 35	10,912	1,150	1,715	565
Market 36	8,309	712	5,907	5,195
Market 37	21,277	11,742	11,512	—
Market 48	12,699	1,478	8,099	6,621
Market 51	12,508	4,284	5,255	971
Market 52	21,176	—	21,437	21,437
Market 55	11,066	—	2,168	2,168

				$39,410
The following table provides a breakdown of our goodwill balances as of December 31, 2008, by reporting unit:

Description	Goodwill Balance

Market 7	$3,827
Market 8	3,726
Market 17	2,450
Market 18	1,672
Market 26	2,068
Market 35	1,150
Market 36	712
Market 37	11,512
Market 48	1,478
Market 51	4,284
Market 52	—
Market 55	—
Market 11	13,847
Market 27	1,929
Market 30	5,684
Market 56	2,585
Market 57	1,965

$58,891

EXHIBIT B
CARRYING VALUE OF FCC BROADCAST LICENSES BY MARKET

Market ID	Carrying Value

Market 1	1,473,333
Market 2	1,859,756
Market 3	1,810,969
Market 5	4,162,627
Market 7	2,255,495
Market 8	5,967,000
Market 9	684,609
Market 11	6,824,794
Market 12	2,104,176
Market 13	5,476,822
Market 14	4,174,251
Market 15	1,566,031
Market 16	5,366,880
Market 17	1,740,303
Market 18	2,051,190
Market 19	796,965
Market 20	5,672,283
Market 21	7,651,568
Market 22	5,481,541
Market 23	2,542,863
Market 25	4,092,023
Market 26	1,853,144
Market 27	7,268,649
Market 28	12,275,499
Market 29	7,393,850
Market 30	5,262,217
Market 31	6,755,098
Market 32	4,306,016
Market 33	5,578,997
Market 34	4,691,794
Market 35	8,629,403
Market 36	6,008,562
Market 37	7,243,380
Market 38	3,016,628
Market 39	31,196,555
Market 40	4,079,842
Market 41	11,299,096
Market 42	3,131,205
Market 43	12,618,296
Market 44	3,343,140
Market 45	2,839,571
Market 46	6,311,251
Market 47	1,650,521
Market 48	7,897,423
Market 49	7,004,939
Market 50	8,207,114
Market 51	7,229,741
Market 52	18,401,274
Market 53	3,012,545
Market 54	1,843,403
Market 55	21,953,907
Market 56	1,704,363
Market 57	5,695,013
Market 58	10,411,457

Total	323,869,372

EXHIBIT C
Determining the Amount of Each Element
          Base salary. We are party to employment agreements with each of our named executive officers. Each of these agreements provides for a contractual level of base salary. The agreements with Messrs. Gausvik, Pinch and J. Dickey provide for discretionary annual increases within certain parameters, and the Compensation Committee seeks to set base salaries at levels that we deem fair, after considering a variety of factors, including the scope and complexity of the officer’s position; the officer’s expertise, the officer’s contributions and importance to us; the officer’s historical compensation; the salary ranges for persons in comparable positions at comparable companies (to the extent available); the competitiveness of the market for the officer’s services; and the recommendations of our chief executive officer (except in the case of his own performance).
          Determinations as to appropriate base salaries of our named executive officers (other than Mr. L. Dickey’s, whose salary is set pursuant to his employment agreement) historically have not been made by applying a particular formula or the use of designated benchmarks. In February 2008, after considering our performance (relative to budget as well as relative to our peers), our business (including the increased responsibilities related to operating the stations owned by our affiliate CMP), and each officer individually, the Compensation Committee awarded Messrs. Gausvik, Pinch and J. Dickey base salaries of $500,000, $510,000 and $580,000, respectively, which represented relatively modest increases from 2007 of approximately 1.0%, 1.0% and 1.75%, respectively.
          Annual incentive. Like base salary, the parameters of the cash bonus also are set forth in the employment agreements with each of the named executive officers, and are based on achievement of annual performance goals established by the Compensation Committee. However, the Compensation Committee maintains a level of discretion and flexibility, including the ability to make cash bonus awards to executives even in circumstances where pre-established performance targets are not satisfied or have not been established. The decision to increase or decrease cash bonuses from year to year is generally based on a variety of factors the Compensation Committee deems appropriate, including our overall performance, the executive’s individual performance, the business environment over the course of the prior year, and any extraordinary accomplishments by the Company or the individual during the prior year. These factors are discussed more thoroughly under “— Long-term incentives,” immediately below. We believe this flexibility, coupled with a history of appropriately rewarding performance, provide an effective incentive for the continued superior performance of our executives.
          With regard to the cash bonus paid to Mr. L. Dickey in 2009, awarded for performance in 2008, in May 2008 the Compensation Committee reviewed management’s 2008 operating budget, including budgeted Adjusted EBITDA (defined as operating income before local marketing agreement fees, depreciation and amortization, non-cash stock compensation, impairment charge and terminated transaction expense) of $109,000,000 and approved the following target bonus amounts:

•	If Adjusted EBITDA was 95% of the budgeted amount set forth in the 2008 budget (the “Budgeted Amount”), then Mr. L. Dickey would have been eligible for a bonus of 50% of his 2008 base salary;

•	If Adjusted EBITDA was 100% of the Budgeted Amount, then Mr. L. Dickey would have been eligible for a bonus of 75% of his 2008 base salary; and

•	If Adjusted EBITDA was 105% of the Budgeted Amount, then Mr. L. Dickey would have been eligible for a bonus of 100% of his 2008 base salary.
          To the extent that Adjusted EBITDA was between the targeted amounts, the bonus would have been adjusted on a sliding scale between 50% and 100% of base salary to include an amount proportionate to the amount achieved in excess of the 95% and 100% target amounts.
          In February 2009, the Compensation Committee reviewed the short-term cash bonus targets that had been set for Mr. L. Dickey for 2008. The Compensation Committee recognized that none of those targets had been met, but all members of the Committee agreed that in light of the fact that Mr. L. Dickey’s overall cash compensation package was intended to include a portion payable in the form of an annual cash bonus, and that, despite the adverse business cycle, Mr. L. Dickey had nevertheless made significant contributions to the Company that merited awarding a discretionary cash bonus of $500,000 for performance during 2008.
          With regard to cash bonuses paid to Messrs. Gausvik, Pinch and J. Dickey in 2009, awarded for performance in 2008, the Compensation Committee had determined in May 2008 not to set any specific award levels or objectives but instead to evaluate bonuses on a discretionary basis after completing an evaluation of both Company and individual performance during 2008 as part of the compensation review process in early 2009.
          Given our performance in 2008 (both on an individual basis and relative to other radio broadcasting companies), the general economic environment and outlook for 2009, and the contributions and responsibilities of each named executive officer, in May 2009 the Compensation Committee approved discretionary cash awards for Messrs. Gausvik, Pinch and J. Dickey in the amounts of $50,000, $100,000 and $165,000, respectively.
          Long-term incentives. In connection with determining the equity incentive compensation for each of our named executive officers in 2008, the Compensation Committee considered a number of factors, including:
•	Year-over-year performance. Our 2008 same-station station operating income (defined as operating income before LMA fees, depreciation and amortization, non-cash stock compensation, impairment charge, terminated transaction expense and corporate general and administrative expenses) decreased 8.0% from that in 2007 and Adjusted EBITDA decreased 7.3%. The Compensation Committee feels that station operating income is a meaningful measure of our performance, as it isolates the amount of income generated solely by our stations and assists our management in evaluating the earnings potential of our station portfolio. Our management has observed that station operating income is commonly employed by firms that provide appraisal services to the broadcasting industry in valuing radio stations. Further, in each of the more than 140 radio station acquisitions we have completed since our inception, we have used station operating income as the primary metric to evaluate and negotiate the purchase price to be paid. Given its relevance to the estimated value of a radio station, we believe, and our experience indicates, that investors consider the measure to be extremely useful in order to determine the value of our portfolio of stations. We believe that station operating income is the most commonly used financial measure employed by the investment community to compare the performance of radio station operators. Adjusted EBITDA is also utilized by management to analyze the cash flow generated by our business. This measure isolates the amount of income generated by our stations after the incurrence of corporate general and administrative expenses (exclusive of terminated transaction expense which is non-recurring and unrelated to the operation of the stations).

•	Performance relative to our peers in the industry. Although our 2008 results were generally lower than our results for 2007, the Compensation Committee also examined our results as compared to similarly situated competitors in our industry, which include Saga Communications, Inc., Radio One, Inc. Entercom Communications Corp., Emmis Communications Corporation, Cox Radio, Inc. and Clear Channel Communications, Inc., noting that on a relative basis, our operating performance was stronger than several of our competitors.

•	Cumulus Media Partners. When setting compensation levels for 2008, the Compensation Committee gave considerable weight to the additional responsibilities placed on our named executive officers in managing Cumulus Media Partners, LLC (“CMP”), a private partnership created by Cumulus and affiliates of Bain Capital Partners LLC, The Blackstone Group and Thomas H. Lee Partners, L.P., and operating the large-market radio stations owned by CMP. The Compensation Committee recognizes, and in making compensation decisions took into account, the fact that our named executive officers now manage an enterprise that has nearly doubled in size as a result of the CMP partnership, based on station operating income. We expect that future compensation determinations, especially over the next several years, will continue to reflect the increased responsibilities of our named executive officers relating to CMP.
          As with determinations of base salary, determinations as to appropriate annual and long-term incentives of our named executive officers (other than Mr. L. Dickey’s, whose incentives are set pursuant to his employment agreement) historically have not depended upon the application of a particular formula or the use of designated benchmarks.
          For Mr. L. Dickey, in February 2008 the Compensation Committee awarded 320,000 shares of restricted stock, of which 160,000 are time vested (vesting at a rate of 80,000 shares on the second anniversary of the date of grant, and 40,000 shares on each of the third and fourth anniversary of the date of grant) and 160,000 have performance-based vesting objectives, all in accordance with the terms of Mr. Dickey’s employment agreement. With respect to the performance-based awards, the Compensation Committee considered the various measures discussed above, including our performance relative to budget and to our industry peers, and determined that the performance objective for Mr. L. Dickey’s 2008 equity awards would be met, and the shares would vest in full, on February 8, 2011 if the average annual Adjusted EBITDA over the three year period ending December 31, 2010 is at least $108,000,000, subject to proportionate adjustment for any acquisitions or divestitures during the performance measurement period. For Messrs. Gausvik, Pinch and J. Dickey, in May 2008 the Compensation Committee considered the various measures discussed above, including our performance relative to budget and to our industry peers, and determined to award Messrs. Gausvik, Pinch and J. Dickey 10,000, 40,000 and 70,000 restricted shares, respectively.